UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-38430

NFT Limited

Flat H 3/F, Haribest Industrial Building, 45-47 Au Pui Wan Street

Sha Tin New Territories

Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Receipt of NYSE American Continued Listing Standard Noncompliance Notice

On September 19, 2023, NFT Limited (the “Company”) received a deficiency letter (“Letter”) from NYSE American LLC (“NYSE American” or the “Exchange”) stating that the Company is not in compliance with the continued listing standards as set forth in Section 1003(f)(v) of the NYSE American Company Guide (“Company Guide”).

The Letter stated that because the Company’s securities had been trading for a low price per share for a substantial period of time, the Company was not in compliance with Section 1003(f)(v) of the Company Guide. The NYSE American staff determined that the Company’s continued listing is predicated on it demonstrating sustained price improvement within a reasonable period of time or effecting a reverse stock split of its securities, which the staff determined to be until March 19, 2024. The Company intends to regain compliance with the NYSE American’s continued listing standards by undertaking a measure or measures that are for the best interests of the Company and its shareholders.

The Letter has no immediate effect on the listing or trading of the Company’s Class A Ordinary Shares and its securities will continue to trade on the NYSE American under the symbol “MI”. Additionally, the Letter does not result in the immediate delisting of the Company’s common stock from the NYSE American. The Company’s receipt of the Letter does not affect the Company’s business, operations or reporting requirements with the Securities and Exchange Commission. The Company is actively engaged in discussions with the Exchange and is developing plans to regain compliance with the NYSE American’s continued listing standards within the cure period.

On September 22, 2023 the Company issued a press release announcing the receipt of the Letter. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2023

NFT Limited

By :	/s/ Kuangtao Wang
Name:	Kuangtao Wang
Title :	Chief Executive Officer

2